Exhibit 99.1

NEWS RELEASE
May 13, 2015
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN FILES TECHNICAL REPORT FOR ITS EL COBRE COPPER GOLD PROJECT

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) announces that an independent NI 43-101 Technical Report (the "Report"), for its copper-gold El Cobre Project, Mexico, (the “Project”) has been completed and filed on SEDAR. Almaden holds a 100% interest in the Project subject to a sliding scale royalty payable to a third party.

The El Cobre Project has a total area of 7,456 hectares and is located adjacent to the Gulf of Mexico, about 75 kilometres northwest of the city of Veracruz, Mexico. Veracruz is a major port city and naval base with an international airport with numerous daily flights to and from Mexico City and other national and international destinations. The nearest supply centre to the Project is Cardel, a town of 20,000 located approximately 30 km south of the claim block which is accessed via the Pan American Highway located roughly four kilometres by road from the claim boundary. Less than 10 km northeast of the Project sits Mexico’s only nuclear power plant at Laguna Verde and the project is crossed by the electrical power grid. Water is relatively abundant in small creeks at elevations below 200 metres, throughout most of the year.

There are four copper-gold porphyry targets within the El Cobre Project: Los Banos, El Porvenir, Norte and Villa Rica along an almost four kilometre trend. The porphyries are defined by distinct Cu-Au soil anomalies, discrete positive magnetic features and an extensive IP chargeability anomaly. The largest target area is the Villa Rica zone which has not been drill tested. Limited RC and diamond drill testing at Los Banos, El Porvenir and Norte has returned wide intercepts of porphyry copper-gold and narrow zones of intermediate sulphidation epithermal gold-silver vein mineralization, with selected intercepts as follows:

El Porvenir Zone:

Drilling at the El Porvenir Zone demonstrated that the system persists at least to 400 metres depth. Significant copper and gold grades were intersected such as 0.16% Cu and 0.38 g/t Au over 298 metres in hole DDH04CB1. In addition, hole EC-13-004 intersected 0.23% Cu and 0.36 g/t Au over 106 metres, to a depth of 504 metres, again indicating potentially significant mineralization at depth.

Los Banos Zone:

Hole CB5 intersected a highly altered breccia pipe containing fragments of stockwork veining and porphyry mineralisation across which 15 meters returned 1.63 g/t Au and 0.12% Cu. The breccia pipe occurs in a large alteration zone, IP chargeability high and magnetics low which has not been tested to depth.

Norte Zone:

All five drill holes in the Norte Zone intersected porphyry-style mineralization. Hole 08-CBCN-022, one of the deepest holes drilled at Norte, returned values of 0.14% Cu with 0.19 g/t Au over 259 metres and 08-CBCN-19 intersected 41.15 meters averaging 0.42 g/t gold and 0.27% copper to the end of the hole.

All of the above zones remain open along strike and at depth, with numerous drill holes terminating in mineralization. In addition to the above, several anomalous areas remain untested by drilling, including the Villa Rica Zone that is defined by a strong north-northwest trending magnetic-chargeability high and associated copper-gold soil geochemical anomaly.

The Report states that “based on the presence of porphyry copper-gold and epithermal gold mineralization exposed at surface and intersected by RC and diamond drill holes, favourable geology, and high priority coincident magnetic-chargeability geophysical, copper and gold in soil geochemical anomalies; the El Cobre Property is of a high priority for follow-up exploration”. The Report recommends a 2-Phase program of 9 diamond drill holes totalling 7,000 metres designed to test combined magnetic and IP chargeability plus copper-gold soil geochemical anomalies.

As announced on October 21, 2014, Almaden has proposed to spin-out its early stage projects along with its royalty interests and certain other assets to a newly incorporated company (“Spinco”), and anticipates a shareholder vote on this proposal at the Company’s Annual General Meeting (“AGM”) on June 18, 2015. El Cobre is among the projects that Almaden will propose to transfer into Spinco.

As previously announced, the Company intends to apply for a listing of the shares of Spinco on the TSX Venture Exchange ("TSX-V"). Any such listing will be subject to Spinco fulfilling all of the requirements of the TSX-V. In addition, the spin-out remains conditional on the approval of a 66 2/3% of Almaden’s shareholders in attendance at the AGM, approval of final documentation by the Board of Directors of Almaden and approval of the TSX. Additional details of the spin-out transaction will be included in an information circular to be mailed out in advance of the AGM.

The full report, "Technical Report on the El Cobre Property”, prepared by APEX Geoscience Ltd., can be obtained from www.sedar.com. The independent qualified person responsible for preparing the Report is Kristopher J. Raffle, P.Geo, who acts as independent consultant to the Company, is a Qualified Person as defined by National Instrument 43-101 ("NI 43-101") and has reviewed and approved the contents of this news release.

About Almaden
Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects in Canada, the United States and Mexico, including the Ixtaca Zone of the Tuligtic Project, through its grass roots exploration efforts. Uniquely, the Company has pioneered a new geologic and mineral district in Eastern Mexico through conceptual science driven exploration resulting in the acquisition through staking of a portfolio of early stage exploration properties, each of which represent exiting opportunities for the potential discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model has been to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring, developing and advancing its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, and the timing of submission and receipt and availability of regulatory, court and shareholder approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.